SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 11)

ACCELRYS, INC.

(Name of Subject Company)

ACCELRYS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00430U103
(CUSIP Number of Class of Securities)

Max Carnecchia
Chief Executive Officer
Accelrys, Inc.
5005 Wateridge Vista Drive
San Diego, California 92121-1761
(858) 799-5000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Carl R. Sanchez

Scott E. Oross

Paul Hastings LLP

4747 Executive Drive, 12th Floor

San Diego, California 92121

(858) 458-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 (this “Amendment No. 11”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by Accelrys, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 13, 2014 relating to the offer by (i) Dassault Systèmes SA (“Dassault Systèmes SA”), a French corporation with limited liability, (ii) Dassault Systemes Americas Corp., a Delaware corporation and wholly owned indirect subsidiary of Dassault Systèmes SA (“Parent”), and (iii) 3DS Acquisition Corp., a Delaware corporation and wholly owned direct subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (such shares being hereinafter collectively referred to as the “Shares”), at a price per Share of $12.50, net to the seller in cash, without interest, and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2014 and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Dassault Systèmes SA, Parent and Purchaser with the SEC on February 13, 2014, each of which may be amended or supplemented from time to time.

Capitalized terms used but not otherwise defined in this Amendment No. 11 shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 11.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new paragraphs at the end of the section entitled “Extension of the Offer” on page 58 of the Schedule 14D-9:

“On April 22, 2014, the parties agreed that, notwithstanding anything to the contrary set forth in the Merger Agreement or the Offer to Purchase, the Offer would be extended until 12:00 midnight, New York City time, at the end of the day on Monday, April 28, 2014, unless further extended or terminated in accordance with the terms of the Merger Agreement.  The Offer was extended because the condition requiring receipt of written confirmation from CFIUS that it has completed its investigation under the Exon-Florio Amendment and determined that there are no unresolved national security concerns with respect to the Transactions was not satisfied by the previously scheduled expiration date of the Offer.  Computershare Trust Company, N.A., the depositary for the Offer, has advised that as of 12:00 midnight, New York City time, at the end of the day on April 22, 2014, approximately 41,978,808 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 75.2% of the currently issued and outstanding Shares.  In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 235,598 Shares, representing approximately 0.4% of the currently issued and outstanding Shares.

On April 23, 2014, Dassault Systèmes SA issued a press release announcing the extension of the Offer, a copy of which is filed as Exhibit (a)(5)(I) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(I)*	Press Release issued by Dassault Systèmes SA on April 23, 2014.

*	Filed herewith

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCELRYS, INC.

By:	/s/ Jason Gray
Jason Gray
Senior Vice President, General Counsel and Corporate Secretary

Date: April 23, 2014

3